FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                                                         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                         No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Form 6-K is deemed to be incorporated by reference into the Offering Circular Supplement, dated August 3, 2006, relating to National Australia Bank’s Rule 144A Supplemental Program under the bank’s Global Medium Term Note Program”.

Group Corporate Affairs
500 Bourke Street, Melbourne Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Melbourne, Friday 17 November 2006

Purchase of shares on-market for Dividend Reinvestment Plan

As announced on Friday 3 November 2006, National Australia Bank Limited (“National”) intends to neutralise the capital impact of its obligations under the National’s Dividend Reinvestment Plan.

UBS AG, Australia Branch (“UBS”) has been appointed as broker to undertake the purchase and transfer of up to approximately $100 million worth of National shares on-market under this Plan.

Purchases by UBS will commence today and will continue through the 7 day pricing period of the Dividend Reinvestment Plan to the close on Monday 27 November 2006.

The terms of the Dividend Reinvestment Plan require the number of shares to be allocated to participants in the Plan to be rounded up to the next full share.  This will lead to a difference at the end of the pricing period that will be balanced by UBS prior to close on Tuesday 28 November 2006.  The number of shares that will be subject to rounding will not be material.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 17 November 2006	Name: Brendan T Case
Title: Associate Company Secretary